Exhibit 99.3

FUWEI FILMS (HOLDINGS) CO. LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING

TO BE HELD ON AUGEST 26, 2021

The undersigned shareholder of Fuwei Films (Holdings) Co. Ltd., a Cayman Islands corporation (the “Company”), being the registered holder of _____________ shares in the Company, hereby acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and hereby appoints the chairman of the meeting or failing him, Yong Jiang as my/our proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Extraordinary General Meeting of Shareholders of the Company to be held at 10:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on August 26, 2021, or at any adjournment thereof, and to vote, as designated below, all shares of ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

Ordinary Resolutions

1.    THAT the issuance of an aggregate of 111,111,1111 ordinary shares of par value of US$0.519008 each of the Company (the “Consideration Shares”) to the persons (the “Sellers”) whose names are listed in column II of Schedule A to the securities purchase agreement dated 31 March 2021 (as amended) (the “Securities Purchase Agreement”) made between the Company, Enesoon New Energy Limited (a company incorporated under the laws of the British Virgin Islands) (“Enesoon”), the Sellers, and 爱能森新能源(深圳) 有限公司 as a key subsidiary of Enesoon, in exchange for all issued shares of Enesoon, be and is hereby approved.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.    THAT the authorised share capital of the Company be increased from US$2,595,040 divided into 5,000,000 ordinary shares of US$0.519008 each to US$70,066,080 divided into 135,000,000 ordinary shares of US$0.519008 each (the “Increase in Authorised Share Capital”) by the creation of an additional 130,000,000 shares of US$0.519008 each in the capital of the Company which shares shall rank pari passu in all respects with the existing authorised and issued shares in the share capital of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.     THAT the directors of the Company be and are hereby authorised to do all acts and things considered by them to be necessary or desirable in connection with the implementation of the issuance of the Consideration Shares, the Increase in Authorised Share Capital and all the transactions as contemplated under the Securities Purchase Agreement, and to sign and deliver any and all other instruments, certificates, notices or documents whatsoever and generally do all such things as he/she may think necessary or desirable in order to amend or give effect to the foregoing.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

I PLAN ON ATTENDING THE ANNUAL GENERAL MEETING	Yes ☐	No ☐

Signature of Shareholder	Date:

NOTES:

1.	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, name of each holder should be stated. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the relevant joint holding

2.	When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

3.	Any shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint another person as his proxy to attend and vote instead of him. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, please strike out the words “THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING or” and insert the name and address of the proxy desired in the space provided. A Shareholder who is the holder of two or more Shares may appoint more than one proxy to attend and vote on his behalf at the Extraordinary General Meeting provided that if more than one proxy is so appointed, the appointment shall specify the number of Shares in respect of which each such proxy is so appointed. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE EXTRAORDINARY GENERAL MEETING WILL ACT AS YOUR PROXY.

4.	To be valid, this form of proxy together with any power of attorney (if any) or other authority (if any) under which it is signed or a certified copy thereof, must be completed, signed and deposited at Company’s share registrars’ office, at the offices of Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China, or by telecopier transmission to such office not less than 48 hours before the time for holding the meeting (or any adjournment thereof) and in default, this form of proxy shall not be treated as valid. Completion and delivery of this form of proxy will not preclude you from attending the Extraordinary General Meeting (or any adjournment thereof) and voting in person at the Extraordinary General Meeting (or any adjournment thereof) if you so which, but in the event of your attending the Extraordinary General Meeting after having lodged this form of proxy, this form of proxy will be deemed to have been revoked by operation of law.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

FUWEI FILMS (HOLDINGS) CO. LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

August 26, 2021

The undersigned hereby appoints the chairman of the meeting or failing him, any one of Lei Yan and Yong Jiang as my/our proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Extraordinary General Meeting of Shareholders of the Company to be held at 10:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd. located at No. 387 Dongming Road, Weifang, Shandong, China on August 26, 2021, or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his or her discretion, the Proxy is authorized to vote upon such other business as may properly come before the Annual General Meeting.

(Continued and to be signed on the reverse side.)